# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Sable Offshore Corp., CIK 0001831481
CUSIP: 78574H104
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 845 Texas Avenue, Suite 2920, Houston, Texas (TX), 77002
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0000919574-24-006731
Filed by CIK 0001687806

## Reporting persons
- Pilgrim Global ICAV: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Ireland (L2); sole voting power 0; shared voting power 9,933,394; sole dispositive power 0; shared dispositive power 9,933,394; aggregate amount beneficially owned 9,933,394 (10% of the class)
  Comment: These numbers are as of September 30, 2025. As of November 14, 2025, Pilgrim Global ICAV beneficially owns 18,206,121 shares of the Issuer.
- Pilgrim Global Advisors LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 10,167,910; sole dispositive power 0; shared dispositive power 10,167,910; aggregate amount beneficially owned 10,167,910 (10.2% of the class)
  Comment: These numbers are as of September 30, 2025. As of November 14, 2025, Pilgrim Global Advisors LLC beneficially owns 18,440,637 shares of the Issuer.
- Darren Maupin: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: Switzerland (V8); sole voting power 239,078; shared voting power 10,167,910; sole dispositive power 239,078; shared dispositive power 10,167,910; aggregate amount beneficially owned 10,406,988 (10.5% of the class)
  Comment: These numbers are as of September 30, 2025. As of November 14, 2025, Darren Maupin beneficially owns 18,679,715 shares of the Issuer.

## Item 1. Issuer
Name of issuer: Sable Offshore Corp.
Address of issuer's principal executive offices: 845 Texas Avenue, Suite 2920, Houston, Texas 77002

## Item 2. Person Filing
Name of person filing:
Pilgrim Global ICAV
Pilgrim Global Advisors LLC
Darren Maupin
Address of principal business office or, if none, residence:
Pilgrim Global ICAV
33 Sir John Rogerson's Quay
Dublin 2
Ireland

Pilgrim Global Advisors LLC
4785 Caughlin Parkway
Reno, Nevada 89519

Darren Maupin
c/o Pilgrim Global Advisors LLC
4785 Caughlin Parkway
Reno, Nevada 89519
Citizenship:
Pilgrim Global ICAV - Ireland
Pilgrim Global Advisors LLC - Delaware
Darren Maupin - Switzerland

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC), non-U.S. institution (FI)
Type of institution (non-U.S. institution) or other detail: Investment company.

## Item 4. Ownership
Amount beneficially owned:
Pilgrim Global ICAV - 9,933,394(1)
Pilgrim Global Advisors LLC - 10,167,910(2)
Darren Maupin - 10,406,988(3)

_____________________
(1) These numbers are as of September 30, 2025. As of November 14, 2025, Pilgrim Global ICAV beneficially owns 18,206,121 shares of the Issuer.

(2) These numbers are as of September 30, 2025. As of November 14, 2025, Pilgrim Global Advisors LLC beneficially owns 18,440,637 shares of the Issuer.

(3) These numbers are as of September 30, 2025. As of November 14, 2025, Darren Maupin beneficially owns 18,679,715 shares of the Issuer.
Percent of class:
Pilgrim Global ICAV - 10.0%
Pilgrim Global Advisors LLC - 10.2%
Darren Maupin - 10.5%
Sole power to vote or to direct the vote:
Pilgrim Global ICAV - 0
Pilgrim Global Advisors LLC - 0
Darren Maupin - 239,078
Shared power to vote or to direct the vote:
Pilgrim Global ICAV - 9,933,394
Pilgrim Global Advisors LLC - 10,167,910
Darren Maupin - 10,167,910
Sole power to dispose or to direct the disposition:
Pilgrim Global ICAV - 0
Pilgrim Global Advisors LLC - 0
Darren Maupin - 239,078
Shared power to dispose or to direct the disposition:
Pilgrim Global ICAV - 9,933,394
Pilgrim Global Advisors LLC - 10,167,910
Darren Maupin - 10,167,910

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: With the exception of the 239,078 shares of Common Stock, par value $0.0001 per share, which are owned by Darren Maupin in his individual capacity, all of the securities reported in this Schedule 13G Amendment No. 2 are directly owned by advisory clients and employees of Pilgrim Global Advisors LLC or its affiliates. No such person, other than Pilgrim Global ICAV, may be deemed to beneficially own more than 5% of the Common Stock, par value $0.0001 per share.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: Please see Exhibit B attached hereto.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By all Reporting Persons:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

By Pilgrim Global ICAV:

By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to Irish Collective Asset-Management Vehicles is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

## Exhibits
[Exhibit A - Joint Filing Agreement]

[Exhibit B - Control Person Identification]

## Signatures
- Pilgrim Global ICAV: /s/ Paul Fitzgerald, Paul Fitzgerald / Executive Director (11/14/2025)
- Pilgrim Global Advisors LLC: /s/ Procter J. Hug IV, Procter J. Hug IV / Manager (11/14/2025)
- Darren Maupin: /s/ Darren Maupin, Darren Maupin (11/14/2025)
Comment: * Each Reporting Person disclaims beneficial ownership of the reported securities except to the extent of his, her or its pecuniary interest therein, and this report shall not be deemed an admission that such Reporting Person is the beneficial owner of the securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

To the extent that "ownership of 5 percent or less of a class" was indicated in Item 5, such response only applies to the Reporting Person(s) that indicated elsewhere herein that it beneficially owns five percent (5%) or less of the class.